SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                            Report of Foreign Issuer


                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                                 For 15 May 2003


                         The Governor and Company of the
                                 Bank of Ireland
                                   Head Office
                               Lower Baggot Street
                                    Dublin 2
                                     Ireland


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):


                             BANK OF IRELAND GROUP

                            PRELIMINARY ANNOUNCEMENT

                         FOR THE YEAR TO 31 MARCH 2003

                               Principal Features


  - Robust performance in a testing business environment
      - Profit before tax and exceptional items up 5%
      - Alternative Earnings per Share up 6%
      - Dividend up 12%
  - Strong Volume Growth
      - Increased market share of retail lending and resources in Ireland
      - Significant increase in specialist lending in UK
      - Increased share of life assurance market in Ireland
  - Excellent spread of earnings growth
      - Retail Republic of Ireland up 17%
      - UK Financial Services up 11%
      - Wholesale Financial Services up 10%
  - Equity market volatility and weakness
      - Adverse impact on BoI Life and Asset Management
  - Income and Cost growth close to balance
      - Costs well controlled across all businesses
      - Major IT initiative will deliver future cost benefits
  - Asset quality standards maintained
      - Loan losses 18 bps of average loans

"This was a satisfactory performance in absolute terms and relative to our peers. We have combined business growth with efficient capital management to provide a high level of ROE and strong EPS growth. We have maximised the value of our retail and wholesale financial services franchise in Ireland, we have achieved strong business inflows in BIAM and we have performed well in the UK".

Michael D Soden

Group Chief Executive

15 May 2003

For further information:

John O'Donovan                Fiona Ross                David Holden

Group Chief                   Head of Group             Head of Group
Financial Officer             Investor Relations        Corporate Communications
353 1 632 2054                353 1 604 3501            353 1 604 3833



                           BANK OF IRELAND GROUP

                         PRELIMINARY ANNOUNCEMENT

                                 Highlights


                                                   31 March 2003  31 March 2002
                                                            EURm           EURm

Profit on ordinary activities before exceptional items     1,177          1,122

Exceptional Items                                           (164)           (37)
                                                        --------       --------
Profit before taxation                                     1,013          1,085
Per Unit of EUR0.64 Ordinary Stock
EPS                                                         82.0c          89.0c
Alternative EPS                                             99.2c          93.4c
Dividend                                                    37.0c          33.0c
Ratios (%) (before exceptional items)
Net Interest Margin                                         2.38           2.31
Cost/Income Ratio                                             56             56
Annual loan loss provisions/average loans                    0.2            0.2
Return on Equity                                            22.2           23.5
Balance Sheet (EURbn)
Total Stockholders' Funds                                    4.2            4.2
Total Assets                                                89.5           87.3
Capital Ratios (%)
Tier 1                                                       8.0%           7.6%
Total                                                       11.1%          11.5%


                           BANK OF IRELAND GROUP

                         PRELIMINARY ANNOUNCEMENT

                       FOR THE YEAR TO 31 MARCH 2003


 Alternative         Bank of Ireland Group reports profit on ordinary
 earnings per        activities before tax and exceptional items of
  share up 6%        EUR1,177 million for the year to 31 March 2003,
                     an increase of 5% on the previous year. Alternative earnings per share (which excludes goodwill amortisation and exceptional items) of 99.2 cent increased by 6%. The
                     Group has proposed a final dividend of 23.8 cent, which, combined with the interim dividend of 13.2 cent, represents a total dividend of 37 cent, an increase of 4 cent or 12% year on year. Profit before taxation, at EUR1,013 million, compares with EUR1,085 million for the previous year and is after the exceptional charge of EUR164 million arising from the withdrawal from certain businesses and reorganisation costs in the UK.

The 10th successive  Return on average stockholders' equity, excluding
 year in which the   exceptional items, was 22%, the tenth which the Group has
Group has achieved   achieved ROE in excess of 20%. The share buy-back programme
 an RoE in excess    will enhance ROE in the future.
       of 20%
                     Capital management is a key strategic priority. Active
                     management of the composition of the capital base and of
                     the allocation of capital to Group units is a key driver
                     of enhanced returns to stockholders and we will seek
   We will seek      every opportunity to improve the capital structure of the
every opportunity    business. During February 2003, the Group began a rolling
  to improve the     share buy back programme and 1.3% of Group stock has been
capital structure    purchased to date. The Group raised approx. StgGBP350
 of the business     million of non-equity Tier 1capital, the cost of which is
                     significantly lower than the cost of equity. Thus, the Group has maintained a very strong capital base, but at a lower cost, adding to stockholder value and generating higher returns in the future.

   Tier 1: 8.0%      Capital ratios are very strong with Tier 1 and Total
  Total Capital:     Capital at 8.0% and 11.1% respectively. The Group has
      11.1%          considerable capital flexibility - both to continue its
                     share buy-back programme and to pursue suitable opportunities to grow its businesses.

                     Capital management is complemented by a portfolio management philosophy, which ensures that all Group units meet - or are deemed capable of meeting within an acceptable timeframe - exacting returns on capital hurdles. Businesses that cannot do so will be disposed of.

                     During the year, the Group exited its joint venture with Perot Systems and sold a UK processing operation, Active Business Services. MX Financial Solutions, one of two IFAs operated by the Group in the United Kingdom, was merged with Chase de Vere Investments, which will result in significant cost savings.

                     Total income increased by 4%, with net interest income
                     growth of 10% being particularly strong, driven by good
    Good volume      volume growth and a slight widening of the Group's net
       growth        interest margin. The growth in net interest income more
                     than compensated for a fall in other income of 3%, due to the downturn in world equity markets, which impacts on the embedded value of our life assurance business, the income earned from assets under management in our funds management business, income from the sale of equity based products and income from our advice based businesses in the UK.

    Improved cost    Group costs increased by 5% compared to income growth of
      management     4%. This is a significant improvement on the position
                     that obtained last year when costs were up 14% against income growth of 11%. A sound cost culture has become increasingly evident in the face of a more challenging business environment. A core strategic objective is that every business unit will achieve an independently benchmarked, industry leading cost structure. A number of Group businesses such as Wholesale Financial Services and Asset Management Services are already at or very close to best practice. Others still have some distance to travel but are totally focused on the achievement of our strategic cost objective.

   Credit quality    Credit quality in Bank of Ireland Group remains very
       strong        strong and has shown no material deterioration, despite
                     generally weaker economic conditions. The loan loss charge as a percentage of average loans, at 18 basis points, compares with 19 basis points last year. The loan book remains well diversified with no undue risk concentration.

 Continuing weakness The international economic environment remained unstable
   in world equity   throughout the year, exacerbated towards the year end by
       markets       the war in Iraq. The consequences for all businesses
                     whose profitability is reliant or partly reliant on equity values have been very severe. In such circumstances, the Group's profit performance in the year under review was a notable achievement.

The Group recorded   Although growth rates in the Irish economy are below the
   further market    levels achieved in earlier years, there was still
    share gains      considerable buoyancy in the economy. This was reflected
                     in excellent volume growth in lending - particularly for residential mortgages. Most importantly, the Group continued to record market share gains in key market segments, gaining customers from other financial institutions for mortgages and other lending and investment products.

                     The reconfiguration of the Group's businesses in the UK continued. A management reorganisation of the UKFS Division was announced in March 2003 and has been followed by a series of organisational changes designed to maximise returns from the Group's UK businesses. The continued resilience of the British economy, where growth rates are expected to exceed the European average, augurs well for growth prospects in the UKFS Division.

                     Strategic Focus

                     The Group has a clear four part strategy. While the
   No fundamental    emphasis on each of the four components may vary
   change to the     depending on opportunity and market circumstances, the
   strategy that     Group's general strategic focus has not changed radically
   has delivered     and remains fundamentally that which has delivered 10
    ten years of     years of uninterrupted growth and shareholder returns at
   uninterrupted     levels achieved by few among our peers. The strategy is
      growth         simple, well proven and will continue to deliver growth.

                     The four principal components are:

                     -    Organic Growth
                     -    Mergers & Acquisitions
                     -    Capital Management
                     -    Strategic Cost Management

                     The first two of these are the engines for growth while the latter two are about running the Group in the most efficient way possible, both from a balance sheet and operating perspective.

                     Underpinning the group strategy are the five Group goals which are:

                     - an undiminished focus on Ireland and the UK as a source of continued organic growth, especially in market segments in which we have not reached our full potential
                     - the achievement of an increasing proportion of profits from our international businesses
                     - a continued drive to increase the proportion of revenues from non-interest income
                     - the achievement of an industry-leading cost performance in every Group business
                     - optimisation of the mix of our capital structure and capital allocations to deliver enhanced stockholder returns.

                     The achievement of our strategic goals is also supported by an excellent credit culture, a commitment to the highest standards of corporate governance and behaviour, and a focus on the development of the management and people skills that are essential to progress in the modern financial services environment.

                     Outlook

  We can maintain    While the global economic and equity market backdrop
     the fine        remains uncertain, we have a business mix, strategies and
performance track    management that allow us to face the future with
    record that      confidence. I believe that we can maintain the fine
   is reflected      performance track record that is reflected in this year's
  in this year's     results.
     results


Business Performance
                                                     2002/03            2001/02
                                                        EURm               EURm

Retail Republic of Ireland                               375                321
Bank of Ireland Life                                      87                122
Wholesale Financial Services                             389                355
UK Financial Services                                    352                318
Asset Management Services                                113                126
Group & Central                                          (85)               (64)
Grossing up*                                             (54)               (56)
                                                      ------             ------
Profit before taxation and exceptional items           1,177              1,122
                                                      ------             ------


* The Group undertakes tax based transactions at rates which are less than normal market rates in return for tax relief arising from incentives for industrial development and other reliefs. To assist in making valid comparison of pre-tax performance, the analysis of business unit performance is grossed up.


                 Retail Republic of Ireland

                 Pre-tax profits in Retail Banking in the Republic increased by EUR54 million or 17% to EUR375 million. Income increased by
                 7% and costs by 2%, with loan losses as a percentage of
                 advances slightly lower than last year. This was a good
  Retail RoI     domestic performance against the backdrop of a somewhat
 profits up 17%  weaker economy.

   Resources     Market share of resources increased, with volumes at year
 volumes up 9%   end 9% higher than last year and average growth over the
                 period of 11%.

                 Lending volumes increased by 17%, with particularly strong growth in residential mortgages, of which Bank of Ireland
Lending volumes  continues to be the leading provider. The mortgage market up 17% was very buoyant throughout the year and the Group achieved further increases in market share. New mortgage volumes were up 49%, with particularly strong growth in investor demand. Year-end balances were 29% higher than last year. Non-mortgage loan demand improved in the final quarter and year-end balances were up 8%.

                 Net interest margin contracted by 16 basis points, primarily as a result of the narrowing of deposit margins in a historically low interest rate environment and a more rapid growth in lower margin assets.

  Net interest   Taken together, the volume and margin trends resulted in
  income up 7%   growth in net interest income of 7%.

  Non interest   Non interest income increased by 6%. Insurance commissions,
  income up 6%   branch fee income and gains from property disposals
                 contributed to the growth.

                 Loan losses at EUR51 million were EUR3 million higher than last year. The loan loss charge as a percentage of advances fell by 2 bps to 28 bps. The quality of the loan books continues to be very strong.

                 Costs rose by 2%. Salary increases, together with higher
                 pension costs and increased depreciation charges, were
                 ameliorated by savings generated by the Group Transformation
   Costs up 2%   Programme and the absence of exceptional costs borne in the prior year for the Euro changeover. The transformation
                 programme is nearing completion and has met its key
                 objectives. The network has been re-configured without any significant disruption to customer service and the principles
 Transformation  of Customer Relationship Management have been successfully
   Programme     applied across the Division, with consequent improvements
almost complete  in customer satisfaction. Credit management has been further centralised, allowing greater customer focus in branches.

                 During the year, the Group announced a material expansion of its ATM network in the Republic of Ireland with the planned installation of 500 additional machines, located, in the main, in retail convenience stores. At year end, some 100 of the
  500 new ATMs   new installations had been completed.

                 Bank of Ireland Life

                 Bank of Ireland Life, the Group's life and pensions business, had operating profits of EUR130 million for the year compared with EUR129 million last year.

                 The company is now the leading provider of life assurance
Leading provider products to the Irish retail market. This was achieved on the
     of life     back of an excellent sales performance with overall new
    assurance    business sales, excluding the Government Special Savings
products in the  Accounts (SSIAs), which have a distorting effect, up 9%
  Irish market   year on year.


Bank of Ireland Life results are summarised below:-
                                                      2002/03          2001/02
                                                         EURm             EURm


New business contribution                                  55               57
Profit from existing business

  - expected return                                        56               49
  - experience variances
  - operating assumption changes                           11               12

                                                           (2)               1
Return on shareholder funds                                10               10
                                                       ------           ------
Operating profit                                          130              129

Investment variance                                       (49)              (8)
Effect of economic assumption changes                      35               31
                                                       ------           ------
Sub-total                                                 116              152

Less: income adjustment for certain services
provided by Group companies                               (29)             (30)
                                                       ------           ------
Profit before tax                                          87              122
                                                       ------           ------


                 Sales of regular premium products - also excluding SSIAs - Regular premium increased by 19%, with pensions sales, underpinned by the product sales up Group's strong relative investment performance and service
      19% proposition, performing very strongly. Sales of single premium products were impacted by the loss of confidence in world equity markets and fell by 10%, although, within this category, sales of single premium pension products increased by 14%.

 EUR49 million   The negative investment variance of EUR49 million reflects the
  negative       scale of the fall in world equity values, with all of the
 investment      main indices down substantially for the third successive year.
  variance       The effect of changes in economic assumptions is EUR35
                 million, of which EUR22 million arises from the reduction in the discount rate to 10%. The reduction in the Irish corporation tax rate from 16% to 12.5% was the most significant item in the prior year.

                 While the outlook for equity markets remains uncertain and
  3.4 times the  the short-term challenges facing the life assurance industry
    required     are considerable, Bank of Ireland Life is well positioned for
    solvency     further growth based on its exceptional financial strength.
  margin cover   The company has 3.4 times the required solvency margin
                 cover, and this will represent an increasingly significant competitive advantage in coming years.

                 Wholesale Financial Services

                 Wholesale Financial Services incorporates Corporate Banking,
                 Treasury and International Banking (Treasury), Davy
                 Stockbrokers (Davy), Private Banking, First Rate Enterprises
 Profits up 10%  (First Rate) and IBI Corporate Finance (Corporate Finance).
   to EUR389     Pre-tax profits increased by 10% to EUR389 million. Total
   million       Income, including Share of Associates and Joint Ventures,
                 increased by EUR49 million or 8% reflecting strong growth of 13% in other income and a more modest 2% growth in net interest income. Cost performance was good, with costs up 5% on last year.

                 Corporate Banking, which increased its profit by 42%,
                 generated a number of large once-off fees in both its
                 domestic and international businesses. Its lending margin
   Corporate     was slightly higher than last year. Treasury had a strong
Banking profits  trading performance as interest rates declined to
    up 42%       historically low levels, but profits were lower because
                 of the high levels of exceptional trading gains in 2001/02.
                 First Rate, the Group's specialist foreign exchange subsidiary, reported further substantial growth, underpinned by the success of its joint venture with the UK Post Office.

                 Davy and Private Banking produced very good performances in difficult market conditions while Corporate Finance had an excellent year.

                 The charge for loan losses was EUR28 million compared with
                 EUR25 million the previous year. Loan losses were 21 basis
Loan losses 21   points of average loans, marginally up on last year. The loan
bps of average   book remains well diversified, with good asset quality and no
     loans       undue risk concentrations.

                 UK Financial Services

                 UK Financial Services (UKFS) generated pre tax profits of UKFS profits of GBP228 million (EUR352 million), an increase of 13% in constant GBP228 million - currency. The division contributed 30% of total Group profits, up 13% illustrating the extent and significance of the Group's operations in the UK.

                 Total income increased by GBP44 million or 8% with net interest income increasing by 14% and other income declining
Total income up  by 2%. The improvement in net interest income reflects the
  GBP44 million  further diversification of the residential mortgage book into non-standard lending and improved savings margins following a decision to avoid the most price sensitive segments of the savings market. Other income decreased by GBP4 million reflecting difficult trading conditions in the market for investment products. Income growth in the division exceeded cost growth by 1%.

 Loan losses     Asset quality remains strong with the loan loss charge
     down        declining from 10bp to 7bp year on year.

                 The UK loan book grew by 5% over the year, with increases in both the residential mortgage and commercial loan books. Non
 Increase of 5% standard loans as a proportion of the total residential in lending book mortgage book increased from 16% at the beginning of the year to 24% at year end and represent 18% of the total UK loan book. Resources decreased by 4% over the year.

                 UKFS operates in four business segments: Personal Lending UK, a specialist provider of secured and unsecured lending products sold to personal customers, predominantly through intermediaries and through the Bristol & West branch network; Northern Ireland, an integrated banking business for personal and business/corporate customers in Northern Ireland; Business Financial Services, predominately the Bank of Ireland branch network in Britain, develops, manufactures and distributes products to corporate customers in Great Britain; and Financial Advice and Savings, incorporating Chase de Vere and Bristol & West Financial Advice & Savings
                 - a branch and direct distribution business.

                 There was a particularly strong performance from Personal
                 Lending UK, due to its continuing successful product
                 diversification and good cost management. It contributed c.60%
  Particularly   of the UKFS profit for the year. Northern Ireland also
 strong results  delivered strong results and continues to achieve very good
   in Personal   organic growth. Business Financial Services operates
   Lending UK    successfully as a specialist business bank in Britain.
                 It has developed expertise in some targeted segments and has gained a material market share in these segments. Both
                 Northern Ireland and Business Financial Services each contributed c.20% of UKFS profits for the year.

                 Financial Advice and Savings was adversely affected by equity market conditions, which depressed activity in the IFA
                 sector and in the sales of savings and investment products.
                 The savings margin, and consequently savings income, held up
Rationalisation  well, but non-interest income was sharply down. A
    of IFA       rationalisation of the IFA businesses under the Chase de Vere
  businesses     brand, announced in February 2003, will substantially cut
    under        costs and create a more diversified and stronger IFA
 Chase de Vere   enterprise that is well positioned to benefit from market
    brand        improvement. The rationalisation gave rise to an exceptional charge of GBP92 million, which included goodwill impairment of GBP80 million.

                 Asset Management Services

                 In the context of a most difficult operating environment, the
                 Division did very well in delivering pre-tax profits of
   Profits of    EUR113 million - 10% below the previous year. Strong new
EUR113 million   business inflows combined with rigorous cost management
  - down 10%     mitigated some of the effects of declining equity values.

                 The total value of assets under management at Bank of Ireland Asset Management (BIAM) fell from EUR57.1 billion in March '02 to EUR42.7 billion in March '03, reflecting the
Excellent sales  weakness in equity markets globally. This was despite net performance by  inflows of EUR6.1 billion - the second best sales performance
     BIAM in the company's history. BIAM won significant new business in Ireland, Japan and Australia during the period.

                 Profits at Bank of Ireland Securities Services (BOISS) were steady with good levels of new business. Post the year-end, BOISS reached agreement on the sale of its share in the alliance jointly operated with State Street in the IFSC. This followed the acquisition by State Street of the global securities services business of Deutsche Bank in 2002.

                 The Group completed the acquisition of a 61% interest in Iridian on 6 September 2002, giving it a presence in the biggest product segment of the US investment market, and the Group's share of the results of this business have been consolidated since this date. Since the acquisition was completed, Iridian has made substantial progress in implementing the agreed operating model.

                 Group & Central

                 Group & Central which includes earnings on surplus capital and central unallocated costs together with some small business units, had a net cost of EUR85 million in the current year compared to a cost of EUR64 million in the previous year. Total income including share of associates in Group & Central reduced by EUR7 million, mainly as a result of the sale of Active Business Services and lower property gains, offset somewhat by higher earnings on reserves. Costs increased by EUR13 million as a result of increased operating expenses and expenditure on a range of development projects, offset by the effect of the sale of Active Business Services.


                 FINANCIAL REVIEW

                 Analysis of Results

                 The Group Profit & Loss account for the years ended 31 March 2003 and 2002 are set out below. The results for the previous year have been re-stated in accordance with an amended EU accounts directive, which re-defines certain dealing profits. The effect of the re-statement is a reduction in net interest income of EUR17 million, with a corresponding increase in other income, but no effect on overall profits.


                                                  31 March 2003   31 March 2002
                                                                     (restated)
                                                           EURm            EURm

Net Interest Income                                       1,729           1,578
Other Income                                              1,188           1,227
                                                        -------         -------
Total Operating Income                                    2,917           2,805
Income from associated undertakings and joint ventures       22               1
Operating expenses                                        1,662           1,582
Provision for bad and doubtful debts                        100             102
                                                        -------         -------
Profit on ordinary activities before exceptional items    1,177           1,122
Exceptional Items                                          (164)            (37)
                                                        -------         -------
Profit before Taxation                                    1,013           1,085
                                                        =======         =======


The Group's net interest income increased by 10% or EUR151 million to EUR1,729 million. A significant part of the increase was due to higher lending volumes, with the Group's average earning assets increasing by 6% during the year. The Group's net interest margin, at 2.38 %, was slightly higher than the previous year.


            Average Earning Assets                Net Interest Margin
                                                  ncluding grossing up)

             31 March    31 March               31 March      31 March
               2003        2002                   2003          2002

             EURbn       EURbn                      %             %


              42.8        38.4     Domestic       2.65          2.74
              31.0        31.5     Foreign        1.99          1.79
             ------     ------                  ------         ------
              73.8        69.9                    2.38          2.31
             ======     ======                  ======         ======


                    Group average lending increased by 6%, with Retail Republic of Ireland and UKFS accounting for most of the increase. The Group net interest margin was 7 bps higher than the previous year, with the domestic margin decreasing by 9 bps to 2.65% - mainly attributable to higher wholesale funding - and the foreign or overseas net interest margin increasing by 20 bps to 1.99%, mainly in UKFS.

                    Other income was EUR1,188 million - lower than the corresponding period by EUR39 million or 3%. While this income segment bore the main impact of the fall and volatility in equity values, the modest decrease is after the benefits of strong growth in the sale of Group products, the change in the discount rate in Bank of Ireland Life and the profits from the sale of premises and lease disposals.

                    Income from associated undertakings and joint ventures increased by EUR21 million in the year and includes the profit contribution from First Rate Travel Services.

                    Operating Expenses increased by EUR80 million or 5%. Staff costs rose by 3%, reflecting normal salary increments and the national wage agreements in the Republic of Ireland and continued benefits from the Group Transformation Programme. The increase in administration expenses of 4% and depreciation and goodwill amortisation of 17% is driven by higher volumes and continued investments in the business. The Group cost income ratio for the year was 56%, comparable with the previous year.

                    The quality of the Group's loan book remains strong despite the various adverse corporate and economic developments during the year. Recent interest rate reductions in the Group's principal markets are a positive factor in underpinning the present robust credit grade profile of the loan portfolio. Loan losses, at EUR100 million, are slightly lower than last year and represent a charge of 0.18 % of average loans. Balances under provision at EUR320 million were slightly lower than last year, and total loan loss provisions of EUR480 million represent an average coverage ratio of 150%, similar to last year.

                    The exceptional charge of EUR164 million relates to the exit from two businesses, Active Business Services (EUR12 million) and PS Information Resource (Irl) Ltd (EUR9 million) and the costs associated with the rationalisation of the UK advice-based businesses (EUR143 million).

                    The effective tax rate of 16% is slightly higher than the corresponding year and is impacted by the goodwill impairment in the current year. The benefit of the reduction in Irish Corporation Tax Rate will be offset somewhat over the next three years by the levy on bank profits introduced by the Irish Government: the current year includes a charge of EUR7 million, being a quarter of the estimated Group share of the levy for this year. The Government has indicated that the levy will not be continued beyond the three year period.

                    The Group Balance Sheet increased from EUR87.3 billion to EUR89.5 billion. Stockholders' funds, at EUR4,195 million at 31 March 2003, are virtually unchanged from the previous year and include profit attributable to ordinary stockholders of EUR826 million, the cost of ordinary dividends of EUR371 million, the stock buyback of EUR124 million and a reduction of EUR346 million arising from the retranslation of our net overseas investments. Group capital ratios remain strong with a Tier 1 ratio of 8.0 % and a total capital ratio of 11.1%.

                    Return on equity before exceptional items was 22% for the year, a continuation of returns which have averaged 24% since 1993.

                                 FRS 17 - Pension Accounting

                    Whilst under accounting standard FRS17 the market value of the Group pension schemes assets on 31 March 03 is, after related deferred tax asset, EUR681m less than the present value of the schemes liabilities as determined under FRS17, the independent actuary is satisfied that an interim valuation at 31 March 2003 discloses that the actuarial value of the net assets represented 105% of the benefits that have accrued to the Bank members, after allowing for expected future increases in earnings and pensions, and that the pension fund is in surplus.

                    Dividend

                    The Directors have recommended a final dividend of 23.8 cent. The recommended Final Dividend together with the Interim Dividend of 13.2 cent paid in January 2003, results in a total of 37 cent for the year ended 31 March 2003, an increase of 12 % on the previous year.

                    The Group operates a progressive dividend policy based on the medium term outlook as well as earnings in any particular year. Total dividend for the year is covered
                    2.7 times compared to 2.8 times in the previous year.

                    The final dividend will be paid on or after 18 July 2003 to Stockholders who are registered as holding ordinary stock at the close of business on 20 June 2003.

                    Annual General Court

                    The Annual Report and Accounts and the Notice of the Annual General Court of Proprietors will be posted to Stockholders on 10 June 2003 and the Annual General Court will be held on 9 July 2003.

GROUP PROFIT AND LOSS ACCOUNT FOR THE YEAR ENDED 31 MARCH 2003                         2003          2002
                                                                                               (restated)
                                                                        Notes          EURm          EURm

INTEREST RECEIVABLE
Interest receivable and similar income arising from debt securities                     344           343
Other interest receivable and similar income                                5         3,347         3,637
INTEREST PAYABLE                                                                      1,962         2,402
                                                                                 ----------    ----------
NET INTEREST INCOME                                                                   1,729         1,578
Fees and commissions receivable                                                       1,011         1,061
Fees and commissions payable                                                           (140)         (141)
Dealing profits                                                                          85            81
Contribution from the life assurance business                                           116           152
Other operating income                                                                  116            74
                                                                                 ----------    ----------
TOTAL OPERATING INCOME                                                                2,917         2,805
Administrative expenses                                                               1,480         1,427
Depreciation and amortisation                                                           182           155
                                                                                 ----------    ----------
OPERATING PROFIT BEFORE PROVISIONS                                                    1,255         1,223
Provision for bad and doubtful debts                                       11           100           102
                                                                                 ----------    ----------
OPERATING PROFIT                                                                      1,155         1,121
Income from associated undertakings and joint ventures                                   22             1
                                                                                 ----------    ----------
PROFIT ON ORDINARY ACTIVITIES BEFORE EXCEPTIONAL ITEMS                                1,177         1,122
Group Transformation Programme                                                            -          (37)
Exceptional Items                                                           6          (164)            -
                                                                                 ----------    ----------
PROFIT BEFORE TAXATION                                                                1,013         1,085
Taxation                                                                    7           163           165
                                                                                 ----------    ----------
PROFIT AFTER TAXATION                                                                   850           920
                                                                                 ==========    ==========




GROUP PROFIT AND LOSS ACCOUNT FOR THE YEAR ENDED 31 MARCH 2003                   2003          2002
                                                                                          (restated)
                                                                   Notes         EURm          EURm
PROFIT AFTER TAXATION                                                             850           920
Minority interests  : equity                                                        9             2
                    : non equity                                                    6             6
Non-cumulative preference stock dividends                              8            9            17
                                                                            ---------     ---------
PROFIT ATTRIBUTABLE TO THE
ORDINARY STOCKHOLDERS                                                             826           895
Transfer to capital reserve                                           14           44            73
Ordinary dividends                                                     8          371           333
                                                                            ---------     ---------
PROFIT RETAINED FOR THE YEAR                                                      411           489
                                                                            =========     =========
Earnings per unit of EUR0.64 Ordinary Stock                            9        82.0c         89.0c
                                                                            =========     =========
Diluted Earnings per unit of EUR0.64 Ordinary Stock                    9        81.2c         88.1c
                                                                            =========     =========
Alternative Earnings per unit of EUR0.64 Ordinary Stock                9        99.2c         93.4c
                                                                            =========     =========
The movement in the reserves is shown in Note 14.




GROUP BALANCE SHEET AT 31 MARCH 2003
                                                                                 The Group

                                                                            2003          2002
                                                             Notes          EURm          EURm
ASSETS
Cash and balances at central banks                                           679           569
Items in the course of collection from other banks                           508           554
Central government and other eligible bills                                  175            79
Loans and advances to banks                                                7,480         8,385
Loans and advances to customers                                 10        56,887        56,577
Securitisation and loan transfers                                            794         1,106
Less: non returnable amounts                                                 667           964
                                                                             127           142
Debt securities                                                           12,337        10,885
Equity shares                                                                 38            19
Own shares                                                                    35            27
Interests in associated undertakings                                          13            16
Interests in joint ventures                                                   25             4
Intangible fixed assets                                                      266           271
Tangible fixed assets                                                      1,209         1,234
Other assets                                                               3,841         2,317
Prepayments and accrued income                                               543           591
                                                                      ----------    ----------
                                                                          84,163        81,670
Life assurance assets attributable to policyholders                        5,342         5,655
                                                                      ----------    ----------
                                                                          89,505        87,325
                                                                      ==========    ==========
LIABILITIES
Deposits by banks                                                         12,617        12,583
Customer accounts                                               12        48,496        51,111
Debt securities in issue                                                   9,652         6,374
Items in the course of transmission to other banks                           136           152
Other liabilities                                                          5,453         3,633
Accruals and deferred income                                                 541           672
Provisions for liabilities and charges
- deferred taxation                                                           54            89
- other                                                                      189           159
Subordinated liabilities                                                   2,703         2,524
Minority interests
- equity                                                                      54            91
- non equity                                                                  73            82
Called up capital stock                                         13           679           679
Stock premium account                                                        770           773
Capital reserve                                                 14           436           397
Profit and loss account                                         14         2,129         2,143
Revaluation reserve                                             14           181           208
Stockholders' funds including non equity interests                         4,195         4,200
                                                                      ----------    ----------
Life assurance liabilities attributable to policyholders                   5,342         5,655
                                                                      ----------    ----------
                                                                          89,505        87,325
                                                                      ==========    ==========



GROUP BALANCE SHEET AT 31 MARCH 2003                                          The Group

                                                                          2003          2002
                                                           Notes          EURm          EURm
MEMORANDUM ITEMS
Contingent liabilities
Acceptances and endorsements                                                81            86
Guarantees and assets pledged as collateral security                     1,172         1,029
Other contingent liabilities                                               508           496
                                                                    ----------    ----------
                                                              16         1,761         1,611
                                                                    ==========    ==========
Commitments                                                   16        19,050        16,314
                                                                    ==========    ==========



Note of Historical Cost Profit and Loss

There is no significant difference between the results as disclosed in the profit and loss account and the results on an unmodified historical cost basis.



OTHER PRIMARY STATEMENTS FOR THE YEAR ENDED 31 MARCH 2003
                                                                                  The Group

                                                                              2003          2002
                                                                 Notes        EURm          EURm
RECONCILIATION OF MOVEMENT IN STOCKHOLDERS' FUNDS
At 1 April                                                                   4,200         3,830
Profit attributable to the ordinary stockholders                               826           895
Dividends                                                            8        (371)         (333)
                                                                        ----------    ----------
                                                                             4,655         4,392
Other recognised gains/(losses)                                               (346)           21
New capital stock subscribed                                     13,14           5            48
Preference stock buyback                                            13           -          (261)
Ordinary stock buyback                                                        (124)            -
Goodwill written back on disposal of subsidiary                                  5             -
                                                                        ----------    ----------
At 31 March                                                                  4,195         4,200
                                                                        ==========    ==========
Stockholders' funds:
Equity                                                                       4,130         4,132
Non equity                                                                      65            68
                                                                        ----------    ----------
                                                                             4,195         4,200
                                                                        ==========    ==========

                                                                        The Group

                                                                    2003         2002
                                                     Notes          EURm         EURm

STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES
Profit attributable to the ordinary stockholders                     826          895
Exchange adjustments                                 13,14          (346)          23
Tax effect of disposal of revalued property                            -          (2)
                                                              ----------   ----------
Total recognised gains for the year                                  480          916
Prior year adjustments                                                 -           32
                                                              ----------   ----------
Total recognised gains since last annual report                      480          948
                                                              ==========   ==========



GROUP CASH FLOW STATEMENT FOR THE YEAR ENDED 31 MARCH 2003               The Group

                                                                     2003         2002
                                                                     EURm         EURm

Net cash flow from operating activities                             1,109        3,783
Dividend received from associated undertaking                           -           10
Returns on investment and servicing of finance                       (181)        (183)
Taxation                                                             (180)        (153)
Capital expenditure and financial investment                       (1,367)      (2,427)
Acquisitions and disposals                                           (172)        (244)
Equity dividends paid                                                (349)        (271)
Financing                                                             205         (253)
                                                               ----------   ----------
(Decrease)/Increase in cash in the year                             (935)          262
                                                               ==========   ==========


NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 31 MARCH 2003

1       BASIS OF ACCOUNTING AND ACCOUNTING POLICIES

        The accounting policies as set out on pages 50 to 53 in the Report and Accounts for the year ended 31 March 2002 are unchanged with the following exceptions.

        Change in Accounting Policy

        As now permitted by a recent change in the European Communities (Credit Institutions Accounts) Regulations, 1992 and in order to present trading revenues in accordance with common practice in treasury and trading book operations, dealing profits now include all profits and losses relating to treasury activities, including interest and dividends arising from long and short positions and funding costs and associated fees receivable and payable. The comparative balances have also been restated. There is no impact on total operating income, costs, profit before tax or stockholders' funds.

    2   RATES OF EXCHANGE

        The principal rates of exchange used in the preparation of the accounts are as follows:

                                       31 March 2003                                       31 March 2002

              Closing            Average            Hedge            Closing           Average          Hedge

EUR/US$        1.0895             1.0051               -              0.8724            0.8804              -
EUR/StgGBP     0.6896             0.6460               -              0.6130            0.6145         0.6487



3     SEGMENTAL ANALYSIS

(a) Geographical segment                                                    2003
                                                  Republic of        United       Rest of         Total
                                                      Ireland       Kingdom         World
                                                         EURm          EURm          EURm          EURm


    Turnover                                            2,621         2,272           148         5,041
                                                     ========      ========      ========      ========
Profit before exceptional items                           869           319            43         1,231
                                                     ========      ========      ========
Exceptional items                                                                                  (164)
Grossing up (1)                                                                                     (54)
                                                                                               --------
Profit before taxation                                                                            1,013
                                                                                               ========
Net assets                                              2,373         1,448           374         4,195
                                                     ========      ========      ========      ========

Total assets (2)                                       71,237        38,941         2,224       112,402
                                                     ========      ========      ========      ========



3     SEGMENTAL ANALYSIS (continued)

                                                                         2002
                                                  Republic of        United       Rest of         Total
                                                      Ireland       Kingdom         World
                                                         EURm          EURm          EURm          EURm


    Turnover                                            2,751         2,470           128         5,349
                                                     ========      ========      ========      ========

Profit before exceptional item                            878           268            32         1,178
                                                     ========      ========      ========
Group Transformation Programme                                                                     (37)
Grossing up (1)                                                                                    (56)
                                                                                               --------
Profit before taxation                                                                            1,085
                                                                                               ========
Net assets                                              2,418         1,618           164         4,200
                                                     ========      ========      ========      ========

Total assets (2)                                       63,357        42,819         2,185       108,361
                                                     ========      ========      ========      ========



                                                                            2003

(b) Business class                     Retail                  Wholesale         UK          Asset  Group and
                                  Republic of                  Financial  Financial     Management    Central
                                      Ireland          BOI      Services   Services       Services                 Total
                                                      Life
                                         EURm         EURm          EURm       EURm           EURm       EURm       EURm

Net interest income                       841            -           294        615              5          1      1,756
Other income                              242           87           351        271            233         31      1,215
                                   ----------   ----------    ---------- ----------     ---------- ---------- ----------
Total operating income                  1,083           87           645        886            238         32      2,971
Administrative expenses                   655            -           255        513            125        114      1,662
Provision for bad and doubtful             51            -            28         21              -          -        100
debts
                                   ----------   ----------    ---------- ----------     ---------- ---------- ----------
Operating Profit                          377           87           362        352            113       (82)      1,209
Income from associated                    (2)            -            27          -              -        (3)         22
undertakings and joint ventures
                                   ----------   ----------    ---------- ----------     ---------- ---------- ----------
Profit before exceptional items           375           87           389        352            113       (85)      1,231
                                   ==========   ==========    ========== ==========     ========== ==========
Exceptional items                                                                                                  (164)
Grossing up(1)                                                                                                      (54)
                                                                                                              ----------
Profit before taxation                                                                                             1,013
                                                                                                              ==========
Net assets                              1,016           88           652      1,467            344        628      4,195
                                   ==========   ==========    ========== ==========     ========== ========== ==========
Total assets (2)                       28,269        5,728        51,241     31,222          1,611      7,618    125,689
                                   ==========   ==========    ========== ==========     ========== ========== ==========
Total Risk Weighted Assets             14,881            -        19,669     19,512            143        422     54,627
                                   ==========   ==========    ========== ==========     ========== ========== ==========


3     SEGMENTAL ANALYSIS (continued)
                                                                            2002

                                                               Wholesale         UK          Asset  Group and
                                                               Financial  Financial     Management    Central
                                       Retail          BOI      Services   Services       Services                 Total
                                  Republic of         Life
                                      Ireland
                                         EURm         EURm          EURm       EURm           EURm       EURm       EURm

Net interest income                       787            -           289        554              4       (20)      1,614
Other income                              228          122           327        284            224         62      1,247
                                   ----------   ----------    ---------- ----------     ---------- ---------- ----------
Total operating income                  1,015          122           616        838            228         42      2,861
Administrative expenses                   646            -           243        490            102        101      1,582
Provision for bad and doubtful             48            -            25         30              -        (1)        102
debts
                                   ----------   ----------    ---------- ----------     ---------- ---------- ----------
Operating Profit                          321          122           348        318            126       (58)      1,177
Income from associated                      -            -             7          -              -        (6)          1
undertakings and joint ventures
                                   ----------   ----------    ---------- ----------     ---------- ---------- ----------
Profit before exceptional item            321          122           355        318            126       (64)      1,178
                                   ==========   ==========    ========== ==========     ========== ==========
Group Transformation Programme                                                                                      (37)
Grossing up(1)                                                                                                      (56)
                                                                                                              ----------
Profit before taxation                                                                                             1,085
                                                                                                              ==========
Net assets                                865           82           570      1,609            123        951      4,200
                                   ==========   ==========    ========== ==========     ========== ========== ==========
Total assets (2)                       23,427        6,028        43,538     33,338            930      5,767    113,028
                                   ==========   ==========    ========== ==========     ========== ========== ==========
Total Risk Weighted Assets             13,119            -        18,675     20,394            563        226     52,977
                                   ==========   ==========    ========== ==========     ========== ========== ==========




            (1) The Group undertakes tax based transactions at rates which are less than normal market rates in return for tax relief arising from incentives for industrial development and other reliefs. To assist in making valid comparison of pre-tax performance, the analysis of business unit performance is grossed up.

            (2)     Total assets include intra-group items of EUR22,897m (2002:
                    EUR21,036m) in geographic segments and EUR36,184m (2002:
                    EUR25,703m) in business class.

        4     ACQUISITION

        On 6 September 2002 Bank of Ireland announced that its wholly owned subsidiary, BIAM (US), Inc. acquired a 61% interest in Iridian Asset Management LLC ("Iridian") for a consideration of $177m (EUR178.5m) and deferred contingent consideration of up to $21.25m (EUR21.4m) dependent on net client gains and losses in the first two years post completion of this acquisition.

        The Bank has the ability, if it wishes, to acquire the remaining 39% over the subsequent five year period via a series of call options exercisable each year in broadly equal stakes at a pre-agreed market multiple of profits of the business at the time of purchase of each individual stake. Each year the Bank may purchase any available stakes not previously purchased.

        The Iridian members have a similar series of put options applying the same price formula. The put and call options are mismatched as to timing and consequently price with yearly intervals between when the Bank can exercise each call option followed by when the members can put the corresponding stake.

        The acquisition is being treated as a piecemeal acquisition as, in the Directors' view, the risks and rewards of ownership over the 39% have not passed to the Bank and, given the mismatched put and call mechanism there is uncertainty as to the exercise of, and therefore the timing of, either the put or call options. In the interim the remaining members will have a continuing economic interest in Iridian, including the right to any distributions declared.

        4     ACQUISITION (continued)

        As part of the transaction, the Bank also entered into an obligation to acquire subsequent interests, which will be issued to employees by Iridian in satisfaction of certain pre-existing appreciation entitlements. These rights will vest over years four through seven post acquisition. Consideration will be linked to the increase in profitability of the company over the period and the Bank estimates that this consideration will amount to $8.2m (EUR8.3m).

        As analysed below the acquisition gave rise to goodwill of US$184.8m (EUR186.3m) which has been capitalised and will be written off to the profit and loss account over its useful estimated life of 15 years.


                                                       US$m              EURm

Debtors                                                13.0              13.1
Cash at Bank and in Hand                               10.0              10.1
Tangible Fixed Assets                                   0.5               0.5
Creditors Due Within One Year                         (13.0)            (13.1)
Other Liabilities                                      (0.8)             (0.8)
Minority Interests                                     (3.8)             (3.8)
                                                   --------          --------
Net Assets acquired                                     5.9               6.0
Goodwill                                              184.8             186.3
                                                   --------          --------
                                                      190.7             192.3
                                                   ========          ========

Consideration                                         185.2             186.8
Costs of Acquisition                                    5.5               5.5
                                                   --------          --------
                                                      190.7             192.3
                                                   ========          ========



  There were no fair value adjustments to the consolidated Balance Sheet of Iridian at 5 September 2002.

  The profit before tax for Iridian for the period 1 January 2002 to 5 September 2002 was US$22.5m (EUR23.0m) (year ended 31 December 2001:
  US$43.5m (EUR48.3m)).

  A summarised profit and loss account for the period from 6 September 2002 to 31 March 2003 is as follows:



                                                         US$              EURm

Other income                                            28.9              28.8
Operating expenses                                     (15.1)            (15.0)
                                                    --------          --------
Operating profit                                        13.8              13.8
                                                    ========          ========





5    OTHER INTEREST RECEIVABLE AND SIMILAR INCOME          2003       2002
                                                           EURm       EURm
The Group

Loans and advances to banks                                 208        314
Loans and advances to customers                           2,922      3,105
Finance leasing                                             129        138
Instalment credit                                            88         80
                                                       --------   --------
                                                          3,347      3,637
                                                       ========   ========

6     EXCEPTIONAL ITEMS

        A) Active Business Services was disposed of resulting in a loss on disposal of EUR12.4m.


        B) On 30 September the Group terminated its joint venture with Perot Systems and reorganised the IT business within the Group and the costs associated with this reorganisation amounted to EUR8.6m.

        C) Following a fundamental review of the IFA operations in Bristol & West, the Group has decided to combine the operations of two of its subsidiaries, namely Chase de Vere Investments plc and MX Moneyextra Financial Solutions Ltd. The merger, and consequent restructuring, was announced by the Group on 24 February 2003 and is planned to be fully effective during the forthcoming year.

             The carrying value of the two companies at 31 March 2003 have been compared to their recoverable amounts, represented by their value in use to the Group. As part of this review it has been recognised that the carrying value of goodwill relating to these businesses has been impaired to the extent of StgGBP80m (EUR123.8m). This charge has been calculated by reference to the post tax cash flows that are projected to arise from the merged business over the estimated remaining life of the goodwill, discounted at a rate of 9.5%.

             Also included in the exceptional item is StgGBP7.8m (EUR12.1m) in respect of the projected costs of restructure and the write-off of certain fixed assets, StgGBP4.6m (EUR 7.1m), representing the difference between their carrying net book value and the cash flows that they are projected to generate following restructure.

        7    TAXATION

                                                          2003           2002
The Group
                                                          EURm           EURm
Current Tax

Irish Corporation tax
      Current year                                         108            129
      Prior years                                           17              -
        Double taxation relief                             (16)           (20)
Foreign tax
     Current year                                           69             50
     Prior years                                           (13)            (9)
                                                    ----------     ----------
                                                           165            150
Deferred Tax

Origination and reversal of timing differences             (11)            14

Share of associated undertakings and joint ventures          9              1
                                                    ----------     ----------
                                                           163            165
                                                    ==========     ==========

        The tax charge for the year, at an effective rate of 16.1% is higher than the standard Irish Corporation Tax rate mainly because the benefits derived from tax based lending and the International Financial Services Centre reduced rate have been offset by a combination of higher tax rates applying in other jurisdictions, non-deductible goodwill write-off and the new levy on certain financial institutions.



                                                            2003         2002
                                                            EURm         EURm

The deferred taxation (credit)/ charge arises from:
   Leased assets                                              9            12
   Own assets                                                (2)           (4)
   Short term timing differences                            (18)            6
                                                     ----------    ----------
                                                            (11)           14
                                                     ==========    ==========

7      TAXATION (continued)

The reconciliation of current tax on profit on ordinary activities at the standard Irish Corporation tax rate to the Group's actual current tax charge for the years ended 31 March 2003 and 2002 is shown as follows:


                                                                               2003          2002
                                                                               EURm          EURm

Profit on ordinary activities before tax multiplied by the weighted             153           206
standard rate of Corporate tax in Ireland of 15.125% (2002: 19%)
     Effects of:
     Expenses not deductible for tax purposes                                     5             7
     Levy on certain financial institutions                                       7             -
     Foreign earnings subject to different rates of tax                          15            22
     Non-deductible goodwill impairment                                          33             -
     Tax exempted income and income at a reduced Irish tax rate                 (63)          (62)
     Capital allowances in excess of depreciation                                (7)           (8)
     Other deferred tax timing differences                                       18            (6)
     Other prior year adjustments                                                 4            (9)
                                                                         ----------    ----------
     Current tax charge                                                         165           150
                                                                         ==========    ==========


8     DIVIDENDS

                                                       2003          2002
                                                       EURm          EURm

The Bank
Equity Stock:

2003
On units of EUR0.64 Ordinary Stock in issue
Interim dividend 13.2c                                  133
Proposed final dividend 23.8c                           238

2002
On units of EUR0.64 Ordinary Stock in issue
Interim dividend 11.6c                                               117
Final dividend 21.4c                                                 216
                                                 ----------   ----------
                                                        371          333
                                                 ==========   ==========


                                                                   2003     2002
                                                                   EURm     EURm
Non Equity Stock:

       2003
       On units of EUR1.27 of Non-Cumulative Preference Stock,
       Dividend EUR1.5237                                               5
       On units of StgGBP1 of Non-Cumulative Preference Stock,
       Dividend StgGBP1.2625                                            4

       2002
       On units of EUR1.27 of Non-Cumulative Preference Stock,
       Dividend EUR1.5237                                                     10
       On units of StgGBP1 of Non-Cumulative Preference Stock,
       Dividend StgGBP1.2625                                                   7
                                                                -------  -------
                                                                      9       17

                                                                =======  =======

9     EARNINGS PER UNIT OF EUR0.64 ORDINARY STOCK

The calculation of basic earnings per unit of EUR0.64 Ordinary Stock is based on the profit attributable to Ordinary Stockholders divided by the weighted average Ordinary Stock in issue.

                                                       2003          2002

Basic
Profit attributable to Ordinary Stockholders      EUR825.9m     EUR894.5m
Weighted average number of shares in issue         1,007.5m      1,005.6m
Basic earnings per share                              82.0c         89.0c



The diluted earnings per unit of EUR0.64 ordinary stock is based on the profit attributable to Ordinary Stockholders divided by the weighted average Ordinary Stock in issue adjusted for the effect of all dilutive potential Ordinary Stock.


                                                       2003          2002

Diluted
Profit attributable to Ordinary Stockholders      EUR825.9m     EUR894.5m
Average number of shares in issue                  1,007.5m      1,005.6m
Effect of all dilutive potential Ordinary Stock        9.6m          9.6m
                                                 ----------    ----------
                                                   1,017.1m      1,015.2m
                                                 ==========    ==========
                      Diluted earnings per share      81.2c         88.1c
                                                 ==========    ==========

The calculation of alternative earnings per unit of EUR0.64 Ordinary Stock is based on the profit attributable to Ordinary Stockholders before goodwill amortisation and the exceptional items for 2003 and the Group Transformation Programme for 2002 divided by the weighted average Ordinary Stock in issue.



                                                            2003          2002

Alternative
Basic                                                      82.0c         89.0c
Goodwill amortisation                                       2.0c          1.4c
Exceptional items:
Disposal of Active Business Services                        1.2c            -
Termination of joint venture                                0.8c            -
Restructuring costs                                        13.2c            -
Group Transformation Programme                                -          3.0c
                                                      ----------    ----------
Alternative earnings per share                             99.2c         93.4c
                                                      ==========    ==========



10    LOANS AND ADVANCES TO CUSTOMERS                                     The Group

                                                                      2003          2002
                                                                      EURm          EURm

Loans and advances to customers
Loans and advances to customers                                     53,946        53,559
Loans and advances to customers - finance leases                     2,226         2,450
Hire purchase receivables                                            1,195         1,068
                                                                ----------    ----------
                                                                    57,367        57,077
Provision for bad and doubtful debts                                 (480)         (500)
                                                                ----------    ----------
                                                                    56,887        56,577
                                                                ==========    ==========
Repayable on demand                                                  2,458         2,304
Other loans and advances to customers by remaining maturity
- 3 months or less                                                   2,373         2,340
- 1 year or less but over 3 months                                   4,036         4,522
- 5 years or less but over 1 year                                   12,537        12,309
- over 5 years                                                      35,963        35,602
                                                                ----------    ----------
                                                                    57,367        57,077
                                                                ==========    ==========


11     PROVISION FOR BAD AND DOUBTFUL DEBTS

                                                                     The Group

                                                                  2003          2002
                                                                  EURm          EURm

At 1 April                                                         500           430
Exchange adjustments                                              (30)             4
Transfer of provisions from subsidiary                               -             -
Charge against profits                                             100           102
Amounts written off                                               (96)          (55)
Recoveries                                                           6            19
                                                            ----------    ----------
At 31 March                                                        480           500
                                                            ==========    ==========
All of which relates to loans and advances to customers
Provisions at 31 March
- specific                                                         170           159
- general                                                          310           341
                                                            ----------    ----------
                                                                   480           500
                                                            ==========    ==========

The Group's general provision, which provides for the latent loan losses in the portfolio of loans and advances, comprises an element relating to grade profiles of EUR175m (2002: EUR167m) and a non designated element, for prudential purposes of EUR135m (2002: EUR174m). The non designated element will be offset, in certain pre-defined circumstances, against specific loan losses as they crystallise in future years.


12     CUSTOMER ACCOUNTS
                                                                               The Group

                                                                           2003          2002
                                                                           EURm          EURm

Current accounts                                                          9,646         8,924
Demand deposits                                                          20,072        22,854
Term deposits and other products                                         18,331        18,638
Other short-term borrowings                                                 447           695
                                                                     ----------    ----------
                                                                         48,496        51,111
                                                                     ==========    ==========
Repayable on demand                                                      29,496        31,767
Other deposits with agreed maturity dates or periods of notice, by remaining maturity
- 3 months or less                                                       12,443        12,477
- 1 year or less but over 3 months                                        2,223         3,331
- 5 years or less but over 1 year                                         3,668         2,549
- over 5 years                                                              666           987
                                                                     ----------    ----------
                                                                         48,496        51,111
                                                                     ==========    ==========
13     CAPITAL STOCK

                                                                           2003          2002
The Bank                                                                   EURm          EURm
Authorised
    1,500m units of EUR0.64 of Ordinary Stock                               960           960
    8m units of Non-Cumulative Preference Stock of US$25 each               184           229
    100m units of Non-Cumulative Preference Stock of StgGBP1 each           145           163
    100m units of Non-Cumulative Preference Stock of EUR1.27 each           127           127
                                                                    -----------    ----------
                                                                          1,416         1,479
                                                                    ===========    ==========
Allotted and fully paid
Equity
    996.2m units of EUR0.64 of Ordinary Stock                               637           645
    53.9m units of EUR0.64 of Treasury Stock                                35             27
    Non equity
    1.9m units of Non-Cumulative Preference Stock of StgGBP1 each            3              3
    3.0m units of Non-Cumulative Preference Stock of EUR1.27 each            4              4
                                                                   -----------     ----------
                                                                           679            679
                                                                    ==========     ==========



14    RESERVES                                        The Group
                                                           EURm

Stock premium account
Opening balance                                             773
Premium on issue of capital stock                             5
Exchange adjustments                                         (8)
                                                     ----------
Closing balance                                             770
                                                     ==========
Capital reserve
Opening balance                                             397
Exchange adjustments                                         (5)
Transfer from revenue reserves                               44
                                                     ----------
Closing balance                                             436
                                                     ==========
Profit and loss account
Opening balance                                           2,143
Profit retained                                             411
Exchange adjustments                                       (328)
Ordinary stock buyback                                     (124)
Transfer from revaluation reserve                            22
Goodwill written back on disposal of subsidiary               5
                                                     ----------
Closing balance                                           2,129
                                                     ==========
Revaluation reserve
Opening balance                                             208
Exchange adjustments                                         (5)
Transfer to revenue reserve on sale of property             (22)
                                                     ----------
Closing balance                                             181
                                                     ==========

15  PENSION COSTS

    The Group operates a number of defined benefit pension schemes in Ireland and overseas. The schemes are funded and the assets of the schemes are held in separate trustee administered funds.

    The Group has continued to account for pensions in accordance with SSAP 24 and the disclosures given in (a) are those required by this standard. Accounting for pensions under FRS 17 will not be mandatory for the Group until year ended 31 March 2006 and prior to this, phased transitional disclosures are required by this standard and these additional disclosures are set out in (b).

 a. SSAP 24 Pension disclosures


        An independent actuarial valuation of the Bank of Ireland Staff Pensions Fund (the main scheme) was carried out by Watson Wyatt, consulting actuaries as at 31 March 2001 using the projected unit credit method of funding. The principal assumption in the review was that the annual rate of return on investments would be 4.0 per cent higher than the annual rate of increase in pensionable remuneration and pensions in course of payment.

        The market value of the assets of the main scheme at 31 March 2001 was EUR2,762.6m and the actuarial value of the net assets, after allowing for expected future increases in earnings and pensions, represented 119 percent of the benefits that had accrued to members. The surplus is being utilised by charging to the surplus the cost of pension augmentations and by the Bank ceasing its contributions to the scheme until at least the next actuarial valuation, which will be carried out as at 31 March 2004. The accounting treatment that has been adopted in accordance with SSAP 24 is as follows:-

      - the actuarial surplus is being spread over the average remaining service lives of current employees;
      - a provision of EUR105m (2002: EUR73m) in regard to the main scheme is included in the accounts being the excess of the accumulated pension charge over the amount funded;
      - the amortisation of the surplus gives rise to a net cost of EUR32m in relation to the main scheme, compared to a net cost of EUR19m in 2002.


    15  PENSION COSTS (continued)

        The total pension charge for the Group in respect of the year ended 31 March 2003 was EUR57m (2002: EUR39m).

        Watson Wyatt have made an interim valuation of the Bank of Ireland Staff Pensions Fund as at 31 March 2003. The actuary considers that the assumptions used for the formal valuation at 31 March 2001 continue to be appropriate. The interim valuation discloses that the actuarial value of the net assets after allowing for expected future increases in earnings and pensions represented 105% of the benefits that have accrued to members. The actuary has recommended that the existing funding programme be maintained until the results of the next formal valuation of the Fund, which will be made as at 31 March 2004, are available.

 b. FRS 17 Pension disclosures


        The additional disclosures required by FRS 17 in relation to the defined benefit plans in the Group are set out below.

Major assumptions                                           2003                   2002
                                                      Weighted average       Weighted average

                                                             %                      %
Rate of general increase in salaries                        3.29                   3.26
Rate of increase in pensions in payment                     2.91                   2.91
Rate of increase to deferred pensions                       2.50                   2.50
Discount rate for scheme liabilities                        5.50                   6.00
Inflation rate                                              2.50                   2.50



The expected long term rates of return and market value of the assets of the material defined benefit plans at 31 March 2003 and 31 March 2002 were as follows:-


                                                             31 March 2003                   31 March 2002

                                                     Market value                    Market value
                                                                       Expected                        Expected
                                                             EURm      long term             EURm      long term
                                                                  rate of return                  rate of return

Equities                                                    1,734      9.0%                 2,484      7.5%
Bonds                                                         464      4.2%                   579      5.5%
Property                                                      337      8.0%                   329      6.5%
Other                                                          73      4.0%                    89      4.5%
                                                         --------                        --------
Total market value of schemes' assets                       2,608                           3,481
                                                         --------                        --------
Present value of schemes' liabilities                       3,407                           2,908
                                                         --------                        --------

                                                             EURm                            EURm
Aggregate deficit in schemes                                (800)                            (30)
Aggregate surplus in schemes                                    1                             603
                                                         --------                        --------
Overall (deficit)/surplus in schemes                        (799)                             573

Related deferred tax asset/(liability)                        118                            (67)
                                                         --------                        --------
Net pension (liability)/asset                               (681)                             506
                                                         ========                        ========


15     PENSION COSTS (continued)

If the above amounts had been recognised in the accounts, the net assets and profit and loss account reserves, would be as follows:-


                                                                  31 March 2003     31 March 2002
                                                                           EURm              EURm

Net assets of the Group excluding pension asset                           4,195             4,200

Pension provision (net of deferred tax)                                     110                79
                                                                       --------          --------
                                                                          4,305             4,279
Net pension (liability)/asset                                             (681)               506
                                                                       --------          --------
Net assets of the Group including pension (liability)/asset               3,624             4,785
                                                                       ========          ========

Profit and loss account reserve excluding pension asset                   2,235             2,213

Pension provision (net of deferred tax)                                     110                79
                                                                       --------          --------
                                                                          2,345             2,292
Pension reserve                                                           (681)               506
                                                                       --------          --------
Profit and loss account reserve including pension asset                   1,664             2,798
                                                                       ========          ========


The following table sets out the components of the defined benefit cost.

                                                                31 March 2003

                                                                         EURm
Other finance income
Expected return on pension scheme assets                                  239
Interest on pension scheme liabilities                                   (170)
                                                                   ----------
Net return                                                                 69

Included within administrative expenses
Current service cost                                                      (95)
Past service cost                                                          (1)
                                                                   ----------
                                                                          (96)
                                                                   ----------
Cost of providing defined retirement benefits                             (27)
                                                                   ==========

Analysis of the amount recognised in Statement of Total         31 March 2003
Recognised Gains and Losses (STRGL)
                                                                         EURm
(Loss) on assets                                                         (989)
Experience (loss) on liabilities                                          (24)
(Loss) on change of assumptions (financial and demographic)              (357)
Currency gain                                                               8
                                                                   ----------
Total (loss) recognised in STRGL before adjustment for tax             (1,362)
                                                                   ==========

Movement in surplus (deficit) during the year                   31 March 2003

                                                                         EURm
Surplus in scheme at beginning of period                                  573
Contributions paid                                                         21
Current service cost                                                      (95)
Past service cost                                                          (1)
Acquisitions (loss)                                                        (4)
Other finance income                                                       69
Actuarial (loss)                                                       (1,370)
Currency gain                                                               8
                                                                   ----------
(Deficit) in the scheme at end of period                                 (799)
Related deferred tax asset                                                118
                                                                   ----------
                                                                         (681)
                                                                   ==========

15     PENSION COSTS (continued)

History of experience gains and losses for the year to 31 March 2003     EURm
(Loss) on scheme assets:
Amount                                                                   (989)
Percentage of scheme assets                                             (37.9%)
Experience( losses) on scheme liabilities:
Amount                                                                    (24)
Percentage of scheme liabilities                                         (0.7%)
Total actuarial ( loss) recognised in STRGL:
Amount                                                                 (1,362)
Percentage of scheme liabilities at end of period                       (40.0%)


16     CONTINGENT LIABILITIES AND COMMITMENTS


        The tables below give, for the Group, the contract amounts and risk weighted amounts of contingent liabilities and commitments. The maximum exposure to credit loss under contingent liabilities and commitments is the contract amount of the instrument in the event of non-performance by the other party where all counter claims, collateral or security proved worthless. The risk weighted amounts have been calculated in accordance with the Central Bank of Ireland's guidelines implementing the Basel agreement on capital adequacy (i).


                                                                         31 March 2003            31 March 2002

                                                                                       Risk                     Risk
                                                                      Contract     Weighted    Contract     Weighted
                                                                        Amount       Amount      Amount       Amount
The Group - Contingent Liabilities                                        EURm         EURm        EURm         EURm

Acceptances and endorsements                                                81           65          86           76
Guarantees and assets pledged as collateral security
- Assets pledged                                                             -            -           -            -
- Guarantees and irrevocable letters of credit                           1,172        1,107       1,029          944
Other contingent liabilities                                               508          239         496          244
                                                                    ----------   ----------  ----------   ----------
                                                                         1,761        1,411       1,611        1,264
                                                                    ==========   ==========  ==========   ==========
The Group - Commitments

Sale and option to resell transactions                                       -            -           -            -
Other commitments

    -   Documentary credits and short-term trade-related
        transactions                                                        52           19          30           10


    -   Forward asset purchases, forward deposits placed and
        forward sale and repurchase agreements                               -            -           -            -


    -   Undrawn note issuance and revolving underwriting
        facilities                                                         776           27         636            -


    - Undrawn formal standby facilities, credit lines and other commitments to lend:


    -   irrevocable with original maturity of over 1 year                4,212        2,065       4,487        2,238


    -   revocable or irrevocable with original maturity of 1 year
        or less (ii)                                                    14,010            -      11,161            -

                                                                    ----------   ----------  ----------   ----------
                                                                        19,050        2,111      16,314        2,248
                                                                    ==========   ==========  ==========   ==========


17     GROUP FINANCIAL INFORMATION FOR US INVESTORS


       Summary of Significant Differences between Irish and US Accounting Principles


Consolidated Net Income

                                                                                                 2003         2002
                                                                                                 EURm         EURm

Net income under Irish GAAP                                                                       826          895
Depreciation                                                                                       (2)          (3)
Software development costs                                                                          5            6
Goodwill                                                                                            6         (33)
Pension costs                                                                                     (44)         (58)
Long-term assurance policies                                                                      (39)         (78)
Group Transformation Programme                                                                    (23)         (21)
Leasing                                                                                           (38)          (7)
Stock based compensation (1)                                                                       (3)          (4)
Derivatives                                                                                        75         (73)
Other                                                                                               1         (15)
Deferred tax effect on these adjustments                                                            3           58
                                                                                           ----------   ----------
Net income under US GAAP                                                                          767          667
                                                                                           ==========   ==========
Earnings per unit of EUR0.64 Ordinary Stock under US GAAP
- basic                                                                                         76.1c        66.3c
                                                                                           ==========   ==========
- diluted                                                                                       75.4c        65.7c
                                                                                           ==========   ==========
     Consolidated Total Stockholders' Funds

                                                                                                 2003         2002
                                                                                                 EURm         EURm

Total stockholders' funds including non equity interest                                         4,195        4,200
Property less related depreciation                                                               (347)        (349)
Software development costs                                                                         (4)          (9)
Goodwill                                                                                          422          460
Debt securities - available for sale                                                              113           38
Pension costs                                                                                     (12)         101
Long-term assurance policies                                                                     (359)        (370)
Dividends                                                                                         238          216
Leasing                                                                                           (45)          (7)
Group Transformation Programme                                                                     11           34
Derivatives                                                                                         2          (73)
Own shares                                                                                        (35)         (27)
Other                                                                                             (20)         (19)
Deferred taxation on these adjustments                                                             30           58
                                                                                           ----------   ----------
Consolidated stockholders' funds including non equity interests under US GAAP                   4,189        4,253
                                                                                           ==========   ==========



17     GROUP FINANCIAL INFORMATION FOR US INVESTORS (continued)

       Summary of Significant Differences between Irish and US Accounting
       Principles


Consolidated Total Assets

                                                                                               2003           2002
                                                                                               EURm           EURm

Total assets under Irish GAAP                                                                89,505         87,325
Property less related depreciation                                                             (347)          (349)
Goodwill                                                                                        449            499
Software development costs                                                                       (4)            (9)
Debt securities - available for sale                                                            113             38
Pension costs                                                                                   (7)            106
Own shares                                                                                      (35)           (27)
Acceptances                                                                                      81             86
Long-term assurance policies                                                                   (359)          (370)
Special purpose entities                                                                      1,019            836
Derivatives                                                                                   1,214            692
Other                                                                                           (76)           (79)
                                                                                         ----------     ----------
Total assets under US GAAP                                                                   91,553         88,748
                                                                                         ==========     ==========

Consolidated Total Liabilities and Stockholders' Funds

                                                                                               2003           2002
                                                                                               EURm           EURm

Total liabilities and stockholders' funds including non equity interests under Irish         89,505         87,325
GAAP
Stockholders' funds (US GAAP adjustment)                                                         (6)            53
Dividends                                                                                      (238)          (216)
Special purpose entities                                                                      1,019            836
Acceptances                                                                                      81             86
Leasing                                                                                          45              7
Group Transformation Programme                                                                  (11)           (34)
Derivatives                                                                                   1,212            765
Other                                                                                            (3)             7
Deferred taxation on these adjustments                                                          (51)           (81)
                                                                                         ----------     ----------
Total liabilities and stockholders' funds including non equity interests under US GAAP       91,553         88,748
                                                                                         ==========     ==========


   (1) The Group accounts for stock based compensation in accordance with APB25 "Accounting for stock issued to Employees" and the charge as noted above is EUR3m. The Group, in its 20-F filing, adopts the disclosure provisions of SFAS123 "Accounting for Stock Based Compensation" and on this basis had a fair value basis of accounting for these schemes been applied based on the fair values at the grant date the additional expense in the period to 31 March 2003 would have been EUR7m and the pro forma net income under US GAAP would have been EUR760m. The total cost of these schemes therefore for the twelve months to 31 March 2003, not included in the Irish GAAP Profit and Loss Account, amounted to EUR10m of which EUR4.5m approximately relates to the Group Employee Sharesave Scheme.

AVERAGE BALANCE SHEET AND INTEREST RATES

The following tables show the average balances and interest rates of interest earning assets and interest bearing liabilities for each of the years ended 31 March, 2003 and 2002. The calculations of average balances are based on daily, weekly or monthly averages, depending on the reporting unit. The average balances used are considered to be representative of the operations of the Group.


                                                       Year Ended                           Year Ended
                                                        31-3-2003                           31-3-2002
                                                                                            (restated)
                                               Average                              Average
                                               Balance    Interest        Rate      Balance    Interest        Rate
                                                  EURm        EURm           %         EURm        EURm           %

ASSETS
Loans to banks
Domestic offices                                 6,835         196         2.9        6,064         270         4.5
Foreign offices                                    406          12         2.9        1,230          44         3.6
Loans to customers(1)
Domestic offices                                25,140       1,419         5.6       23,313       1,433         6.1
Foreign offices                                 28,533       1,503         5.3       28,420       1,672         5.9
Central government and other eligible
bills
Domestic offices                                     7           -           -           19           -         0.4
Foreign offices                                      -           -           -            -           -           -
Debt Securities
Domestic offices                                 8,132         279         3.4        6,178         280         4.5
Foreign offices                                  1,285          65         5.1        1,216          63         5.2
Instalment credit
Domestic offices                                   451          32         7.1          420          31         7.4
Foreign offices                                    708          56         7.9          574          49         8.5
Finance lease receivables
Domestic offices                                 2,238         126         5.6        2,429         136         5.6
Foreign offices                                     75           3         4.0           41           2         3.9
Total interest-earning assets
Domestic offices                                42,803       2,052         4.8       38,423       2,150         5.6
Foreign offices                                 31,007       1,639         5.3       31,481       1,830         5.8
                                            ----------  ----------  ----------   ----------  ----------    --------
                                                73,810       3,691         5.0       69,904       3,980         5.7
Allowance for loan losses                        (485)                                (442)
Non interest earning assets (2)                 15,946                               13,683
                                            ----------  ----------  ----------   ----------  ----------    --------
Total Assets                                    89,271       3,691         4.1       83,145       3,980         4.8
                                            ==========  ==========  ==========   ==========  ==========    ========

Percentage of assets applicable to foreign      36.60%                               39.30%
activities



AVERAGE BALANCE SHEET AND INTEREST RATES (CONTINUED)
                                                        Year Ended                          Year Ended
                                                         31-3-2003                           31-3-2002
                                                                                            (restated)
                                                Average                             Average
                                                Balance    Interest        Rate     Balance    Interest        Rate
                                                   EURm        EURm           %        EURm        EURm           %
LIABILITIES AND STOCKHOLDERS' EQUITY
Deposits by banks
Domestic offices                                 10,912         353         3.2      10,194         365         3.6
Foreign offices                                   1,144          38         3.3       1,225          52         4.2
Customer accounts
Demand deposits
Domestic offices                                 10,919         186         1.7      11,547         280         2.4
Foreign offices                                   9,628         266         2.8       9,692         392         4.0
Term deposits
Domestic offices                                  7,559          87         1.2       5,532         167         3.0
Foreign offices                                  10,488         487         4.6      12,101         587         4.9
Other deposits
Domestic offices                                  1,322          54         4.1       1,637          96         5.9
Foreign offices                                      24           1         4.2          32           2         5.0
Interest bearing current accounts
Domestic offices                                    750          11         1.5         643          13         2.0
Foreign offices                                   2,013          52         2.6       1,604          50         3.1
Debt securities in issue
Domestic offices                                  6,233         168         2.7       2,972         131         4.4
Foreign offices                                   2,559         103         4.0       2,315         113         4.9
Subordinated liabilities
Domestic offices                                  1,431          82         5.7       1,589          81         5.1
Foreign offices                                     928          74         8.0         894          73         8.2
Total interest bearing liabilities
Domestic offices                                 39,126         941         2.4      34,114       1,133         3.3
Foreign offices                                  26,784       1,021         3.8      27,863       1,269         4.6
                                             ----------  ----------  ----------  ----------  ----------    --------
                                                 65,910       1,962         3.0      61,977       2,402         3.9

Non interest bearing liabilities
Current accounts                                  6,547                               5,785

Other non interest bearing liabilities (2)       12,336                              11,340

Stockholders equity including non equity          4,478                               4,043
interests
                                             ----------  ----------  ----------  ----------  ----------    --------
Total liabilities and stockholders' equity       89,271       1,962         2.2      83,145       2,402         2.9
                                             ==========  ==========  ==========  ==========  ==========    ========
Percentage of liabilities applicable to          36.60%                              39.30%
foreign activities


        (1) Loans to customers include non-accrual loans and loans classified as problem loans.

        (2) In accordance with Financial Reporting Standard 2, the balance sheets of the life assurance companies have been consolidated and are reflected under "Non interest earning assets" and "Other non interest bearing liabilities".


GROUP PROFIT AND LOSS ACCCOUNT FOR THE YEAR ENDED 31 MARCH 2003

(EUR, US$ & STGGBP)
                                                                                      EURm     US$m(1)    StgGBPm(1)
INTEREST RECEIVABLE

    Interest receivable and similar income arising from debt                           344         375         237
    securities

    Other interest receivable and similar income                                     3,347       3,647       2,308

    INTEREST PAYABLE                                                                (1,962)     (2,138)     (1,353)

                                                                                 ---------  ----------  ----------
    NET INTEREST INCOME                                                              1,729       1,884       1,192

    Fees and commissions receivable                                                  1,011       1,102         697

    Fees and commissions payable                                                     (140)       (153)        (97)

    Dealing profits                                                                     85          93          59

    Contribution from life assurance companies                                         116         126          80

    Other operating income                                                             116         126          80

                                                                                 ---------  ----------  ----------
    TOTAL OPERATING INCOME                                                           2,917       3,178       2,011

    Administrative expenses                                                          1,480       1,613       1,021

    Depreciation and amortisation                                                      182         198         126

                                                                                 ---------  ----------  ----------
                                                                                     1,255       1,367         864
    OPERATING PROFIT BEFORE

    PROVISIONS

    Provision for bad and doubtful debts                                               100         109          69

                                                                                 ---------  ----------  ----------
    OPERATING PROFIT                                                                 1,155       1,258         795

    Income from associated undertakings and joint ventures                              22          24          15

                                                                                 ---------  ----------  ----------
PROFIT ON ORDINARY ACTIVITIES BEFORE EXCEPTIONAL ITEMS                               1,177       1,282         810

    Exceptional Items                                                                (164)       (178)       (113)

                                                                                 ---------  ----------  ----------
    PROFIT BEFORE TAXATION                                                           1,013       1,104         697


    Taxation                                                                           163         178         112

                                                                                 ---------  ----------  ----------
                                                                                       850         926         585
    PROFIT AFTER TAXATION

    Minority interests     : equity                                                      9          10           6

                           : non equity                                                  6           6           4

    Non-cumulative preference stock dividends                                            9          10           6

                                                                                 ---------  ----------  ----------

    PROFIT ATTRIBUTABLE TO THE

    ORDINARY STOCKHOLDERS                                                              826         900         569

    Transfer to capital reserve                                                         44          48          30

    Ordinary dividends                                                                 371         404         256

                                                                                 ---------  ----------  ----------
                                                                                       411         448         283
    PROFIT RETAINED FOR THE YEAR
                                                                                 =========  ==========  ==========
Earnings per unit of EUR0.64 Ordinary Stock                                          82.0c       89.3c       56.5c
                                                                                 =========  ==========  ==========
Alternative earnings per unit of EUR0.64 Ordinary Stock                              99.2c      108.1c       68.4c
                                                                                 =========  ==========  ==========

 1. Converted at closing exchange rates.


GROUP BALANCE SHEET AT 31 MARCH 2003

(EUR, US$ & STGGBP)
                                                                                    EURm      US$m(1)     StgGBPm(1)

ASSETS

Cash and balances at central banks                                                   679          740          468
Items in the course of collection from other banks                                   508          553          350
Central government and other eligible bills                                          175          191          121
Loans and advances to banks                                                        7,480        8,149        5,158
Loans and advances to customers                                                   57,014       62,117       39,317
Debt securities                                                                   12,337       13,441        8,508
Equity shares                                                                         38           41           26
Own shares                                                                            35           38           24
Interests in associated undertakings                                                  13           14            9
Interests in joint ventures                                                           25           27           17
Intangible fixed assets                                                              266          290          183
Tangible fixed assets                                                              1,209        1,317          834
Other assets                                                                       3,841        4,185        2,649
Prepayments and accrued income                                                       543          592          375
                                                                              ----------   ----------   ----------
                                                                                  84,163       91,695       58,039
Life assurance assets attributable to policyholders                                5,342        5,820        3,684
                                                                              ----------   ----------   ----------
                                                                                  89,505       97,515       61,723
                                                                              ==========   ==========   ==========
LIABILITIES

Deposits by banks                                                                 12,617       13,746        8,701
Customer accounts                                                                 48,496       52,836       33,443
Debt securities in issue                                                           9,652       10,516        6,656
Items in the course of transmission to other banks                                   136          148           94
Other liabilities                                                                  5,453        5,941        3,761
Accruals and deferred income                                                         541          589          373
Provisions for liabilities and charges
- deferred taxation                                                                   54           59           37
- other                                                                              189          206          130
Subordinated liabilities                                                           2,703        2,945        1,864
Minority interests
- equity                                                                              54           59           37
- non equity                                                                          73           80           50
Called up capital stock                                                              679          740          468
Stock premium account                                                                770          839          531
Capital reserve                                                                      436          475          301
Profit and loss account                                                            2,129        2,319        1,468
Revaluation reserve                                                                  181          197          125
                                                                              ----------   ----------   ----------
Stockholders' funds including non equity interests                                 4,195        4,570        2,893
                                                                              ----------   ----------   ----------
Life assurance liabilities attributable to                                         5,342        5,820        3,684
policyholders
                                                                              ----------   ----------   ----------
                                                                                  89,505       97,515       61,723
                                                                              ==========   ==========   ==========

1. Converted at closing exchange rates.


                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



The Governor and Company
of the Bank of Ireland




John B. Clifford
Group Secretary



Date: 15 May 2003